GRAPEFRUIT USA, inc.

10866 WILSHIRE BLVD. SUITE 225

LOS ANGELES, CA 90024

May 27, 2020

Anuja A. Majmudar

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grapefruit USA, Inc. Amendment No. 2 to Registration Statement on Form S-1
Filed April 22, 2020
File No. 333-232828

Dear Ms. Majmudar:

By letter dated May 4, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Grapefruit USA, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on April 22, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form S-1 filed April 22, 2020

General

1.	We note your response to prior comment 1. Please revise your prospectus to set a fixed price at which the Selling Security Holder will offer and sell their shares until your shares are quoted on the OTCBB, OTCQX, OTCQB or listed on a national securities exchange and thereafter at the prevailing market prices or privately negotiated prices.

RESPONSE:	In response to the Staff’s comment, we have revised our prospectus to set a fixed price at which the Selling Security Holder will offer and sell their shares until our shares are quoted on the OTCQB, OTCQX or listed on a national securities exchange and thereafter at the prevailing market prices or privately negotiated prices.

The Auctus Financing, Page 5

2.	We note you disclose that you received advances on the third tranche of the Auctus financing. Please discuss the material terms and conditions to such advances and file any related agreements.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure of The Auctus Financing to indicate that no separate terms and conditions applied to the advances made by Auctus on the third tranche.

Marketing and Sales, page 8

3.	It is unclear why you have removed disclosure regarding the online digital platform you maintain for customers to purchase your products. Please advise or revise to disclose the website for and products currently offered on the platform and how you ensure that the distribution of your products is limited to the state of California.

RESPONSE:	In response to the Staff’s comment, we have revised our Marketing and Sales disclosure to include the website for and products currently offered online and how we ensure that the distribution of our products is limited to the state of California.

Prospectus Summary

Available Information, page 11

4.	Please revise to include the web address of your current business.

RESPONSE:	In response to the Staff’s comment, we have revised the Prospectus Summary to include the web address of our current business.

Risk Factors

Marijuana and Cannabinoids and CBD with more than 0.3% THC are illegal under federal law, page 16

5.	We note your disclosure that the products you buy are THC free. Please clarify here and in your discussion of Controlled Substance Regulation on page 10 whether the products you currently and intend to manufacture and distribute contain more than 0.3% THC content and are therefore subject to the Controlled Substances Act of 1970. In this regard, we note that you manufacture marijuana cigarettes, Sugar Stoned gummies, Rick Simpson Oil and distributed Honey THC oil, cannabis flowers and trim.

RESPONSE:	In response to the Staff’s comment, we clarified in our Risk Factors, and in our discussion of Controlled Substance Regulation on page 10, that some of the products we currently and intend to manufacture and distribute contain more than 0.3% THC content and are therefore subject to the Controlled Substances Act of 1970.

Certain Relationships and Related Transactions, and Director Independence, page 58

6.	For each transaction, please ensure you disclose the name of the related person and the basis on which such person is a related person. Refer to Item 404(d) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have revised our disclosure under Certain Relationships and Related Transactions, and Director Independence, for each transaction listed thereto, to disclose the name of the related person and the basis on which such person is a related person.

Financial Statements for the Years Ended December 31, 2019 and 2018, page F-1

7.	It appears that there have been certain changes to the financial statements presented in your filing since the prior amendment. Please identify any changes made to your financial statements and explain why they were made.

RESPONSE:

In response to the Staff’s comment, we note that during our audit process for the Fiscal Year ended December 31, 2019, management concluded that the Company’s financial statements for the three and nine month period ended September 30, 2019, filed with the Securities and Commission on a Quarterly Report on Form 10-Q/A on February 18, 2020, were incorrect, due to errors related to the recording of asset and equity components related to the reverse merger transaction, that resulted in material misstatements of goodwill and paid in capital.

Originally, management took the view that the accounting acquiree, Imaging3, was not, for legal purposes, a shell company and therefore treated the reverse merger as a reverse acquisition. During our audit process for the Fiscal Year ended December 31, 2019, the Company’s auditors informed management that even though the accounting acquiree was not a shell company, the transaction would be appropriately accounted for as a reverse capitalization, because a transaction where a private company merges into a public company that has net assets that are not assessed as “nominal” may be accounted for as a recapitalization. For this to be the case, in addition to the former private company owners having actual or effective control of the merged entities after the transaction, with shareholders of the former public shell continuing only as passive investors, the pre-transaction net assets of the public company should be non-operating assets.

The Company also evaluated the related guidance that the Staff considers that the merger of a private operating company into a public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. As such, for accounting purposes, mergers of operating private companies into public shell companies are considered to be capital transactions rather than business combinations. These transactions are equivalent to the issuance of stock by the private company for the net monetary assets, if any, of the shell corporation, accompanied by a recapitalization. The accounting for the transaction is identical to that resulting from a reverse acquisition, except that goodwill or other intangibles should not be recognized.

Based on these considerations and further review, management revised the accounting treatment to record the transaction as a recapitalization when preparing the statements in its Annual Report on Form 10-K.

For additional detail, please see our Current Report on Form 8-K filed with the SEC on May 13, 2020, and our Quarterly Report on Form 10-Q/A for the period ended September 30, 2019 filed with the SEC on May 15, 2020.

Exhibits

8.	We note your response to prior comment 7 and re-issue the comment. Please also file your notes payable referred to in Notes 4 and 6 to your consolidated financial statements and convertible notes comprising $314,000 that are currently in default referred to in Note 5 to your consolidated financial statements or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we filed our notes payable referred to in Notes 4 and 6 to our consolidated financial statements and convertible notes comprising $314,000 that are currently in default referred to in Note 5 to our consolidated financial statements. Additionally, we filed all four convertible promissory notes issued to Auctus Fund, LLC, referred to in prior comment 7.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Bradley Yourist
Chief Executive Officer
Grapefruit USA, Inc.
10866 Wilshire Boulevard, Suite 225
Los Angeles, CA 90024